

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 31, 2013

Via E-Mail
Mr. William L. Metzger
Senior Vice President and Chief Financial Officer
Brunswick Corporation
1 N. Field Court
Lake Forest, Illinois 60045-4811

> **Re:** **Brunswick Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **File No. 001-01043**

Dear Mr. Metzger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Restructuring Activities, page 25

1. We see that you have incurred restructuring and exit charges in each period and that you cite the benefits of these activities as a factor contributing to improving operating results. Please tell us how your disclosure about these charges considers the guidance from the question under SAB Topic 5-P.4. Under that guidance, the expected effects on future earnings and cash flows resulting from an exit plan (for example, reduced depreciation, reduced employee expense, etc.) should be quantified and disclosed, along with the initial

period in which those effects are expected to be realized. This includes whether the cost savings are expected to be offset by anticipated increases in other expenses or reduced revenues. This discussion should identify the income statement line items to be impacted and, in later periods, address whether anticipated savings were achieved.

Critical Accounting Policies, page 41

2. You disclose: "If model changes or new product introductions create more or less than favorable market conditions, the reserve for excess and obsolete inventories may need to be adjusted." With respect to more favorable market conditions, explain to us the substance of the accounting policy statement. Also, tell us how your policy considers the guidance from SAB Topic 5-BB and FASB ASC 330-10-35-14. Under the cited guidance, in the case of goods which have been written down below cost at the close of a fiscal year, such reduced amount is considered the cost for subsequent accounting purposes that cannot later be marked up based on changes in underlying facts and circumstances.

Item 8. Financial Statements

Consolidated Statements of Cash Flows, page 57

3. We see that your determination of net cash flow from operating activities begins with "Net earnings (loss) from continuing operations." Tell us how your presentation considers the guidance from FASB ASC 230-10-45-28. Under the cited guidance, net cash flow from operating activities determined under the indirect method begins with net income or loss.

Note 2. Discontinued Operations, page 64

4. We see that you have determined to exit the Hatteras and Cabo boat brands and that you have also determined that the planned disposition qualifies for discontinued operations presentation in your financial statements. We also note that you continue to market and sell numerous other types and brands of boats.   Please tell us how you considered the implementation guidance from FASB ASC 205-20-55, particularly as it pertains to migrations of cash flows, in reaching your determination that the planned disposal qualifies for presentation as discontinued operations.

Note 5. Segment Information, page 73

5. Tell us, with a view toward disclosure in future filings, how you determined that intersegment eliminations between the Marine Engine and Boat segments are at "arm's length transfer prices."

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeanne Bennett, Staff Accountant, at (202) 551-3606 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676 with any other questions.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief